UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Scientific Learning Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808760102

(CUSIP Number)

Lawrence A. Oberman

Trigran Investments, Inc.

630 Dundee Road

Suite 230

Northbrook, IL 60062

847-656-1640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,164,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,164,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,164,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.1% as of December 24, 2007 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,699,980

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,699,980

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,699,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6% as of December 24, 2007 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments L.P. II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,464,036

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,464,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% as of December 24, 2007 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,164,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,164,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,164,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.1% as of December 24, 2007 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,164,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,164,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,164,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.1% as of December 24, 2007 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,164,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,164,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,164,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.1% as of December 24, 2007 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.001 per share (the “Common Stock”), of Scientific Learning Corp., Inc., whose principal executive offices are located at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612

Item 2.	Identity and Background.

(a)               Name of Person Filing

(b)               Address of Principal Business Office or, if none, Residence

(f)                Citizenship

Trigran Investment, Inc.
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
Illinois company

Trigran Investments, L.P.
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
Illinois limited partnership

Trigran Investments, L.P. II
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
Illinois limited partnership

Douglas Granat
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230
Northbrook, Illinois 60062
U.S. Citizen

Steven G. Simon
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
U.S. Citizen

(c)  Trigran Investments, Inc. is the investment manager to and general partner of Trigran Investments, L.P. and Trigran Investments, L.P. II. (the “Funds”), each of which is a private investment limited partnership.  Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of the Common Stock beneficially owned by Trigran Investments Inc.  Each of the reporting persons disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest therein.

(d)-(e)  None of the reporting persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Funds for the purchase of the Common Stock were derived from the working investment capital of the Funds.  A total of $5,125,000 was paid to acquire the Common Stock purchased on December 24, 2007, as follows: Trigran Investments, L.P. acquired 573,500 shares of Common Stock at a total cost of $2,867,500; Trigran Investments L.P. II acquired 451,500 shares of Common Stock at a total cost of $2,257,500.

A total of $21,618,171.15 was paid to acquire all of the shares of Common Stock reported herein (including the shares acquired on December 24, 2007) as follows: Trigran Investments, L.P. acquired 2,699,980 shares of Common Stock at a total cost of $14,125,195.61; Trigran Investments L.P. II acquired 1,464,036 shares of Common Stock at a total cost of $7,492,975.54.

The Common Stock was acquired in the ordinary course of the Funds’ business and is held by each of the Funds in separate accounts maintained for each of the Funds at the Funds’ prime broker.  While the Funds’ agreement with their prime broker permits the prime broker to extend margin credit to the Funds as and when required to open or carry positions in the accounts, subject to applicable federal margin regulations, stock exchange rules and the prime broker’s credit policies, the Funds did not purchase any of the shares of Common Stock on margin.

Item 4.	Purpose of Transaction

The Common Stock has been acquired for investment in the ordinary course of the reporting persons’ investment activities and has not been acquired with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.  The reporting persons previously filed Schedules 13G with regard to their holdings of securities of the issuer, and are filing this Schedule 13D in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.  The reporting persons may in the future determine to purchase more Common Stock and/or dispose of Common Stock in the ordinary course of their investment activities, as market and other conditions dictate.

Item 5.	Interest in Securities of the Issuer

(a)-(b)      Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each filing person.

(c)            On December 24, 2007, the reporting persons purchased 1,025,000 shares of Common Stock in open market purchases.  Specifically, Trigran Investments, L.P. purchased 573,500 shares of Common Stock and Trigran Investments II, L.P. purchased 451,500 shares of Common Stock.  The purchase price for the Common Stock was $5.00 per share.  There have been no other transactions in the Common Stock by the reporting persons in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit A - Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 27th day of December, 2007
Date

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Director

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Director

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

EXHIBIT A TO SCHEDULE 13D

DECEMBER 27, 2007

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, TRIGRAN INVESTMENTS, INC., TRIGRAN INVESTMENTS, L.P., TRIGRAN INVESTMENTS, L.P. II, DOUGLAS GRANAT, LAWRENCE A. OBERMAN and STEVEN G. SIMON each hereby agree to the joint filing of this statement on Schedule 13D (including any and all amendments hereto).  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13D filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran
Investments, L.P.

TRIGRAN INVESTMENTS, L.P. II

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran
Investments, L.P. II

DOUGLAS GRANAT

/s/Douglas Granat

LAWRENCE A. OBERMAN

/s/Lawrence A. Oberman

STEVEN G. SIMON

/s/Steven G. Simon